Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flash Scientific Technology Inc.
335 Anna Ave
Palmetto, GA 30268
https://www.flash.technology

Up to $1,070,000.00 in Non-Voting Common Stock at $0.10
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Flash Scientific Technology Inc.
Address: 335 Anna Ave, Palmetto, GA 30268
State of Incorporation: DE
Date Incorporated: August 14, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 100,000 shares of Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 10,700,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.10
Minimum Investment Amount (per investor): $100.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 ($500+) Indoor Thermometer- Govee bluetooth thermometer with smart temp humidity sensor and notification alerts.

Tier 2 ($1000+) Wx Globe- MoHar storm glass globe that allows you to be your own weather forecaster. The transparent crystals will form different shapes according to the temperature and weather.

Tier 3 ($2,500+) Wx radio- Solar hand crank emergency weather radio with NOAA Weather alerts, flashlight, reading Lamp, and cellphone charger.

Tier 4 ($5,000+) Designer Barometer/Thermometer- Designer weather piece suitable for any fine study, library, upscale restaurant or school with temperature (in °F and °C), barometric pressure (hpa and mmHg) and humidity (%).

Tier 5 ($15,000+) Wx Station- Monitor hyperlocal weather conditions in your own backyard anytime from anywhere with AcuRite atlas, keeping you connected to your changing environment.

Tier 6 ($25,000+) Deluxe Wx Station w/ Remote Monitoring- Atlas Weather Station provides you with UV index, temperature, humidity, wind speed, wind direction, rainfall, light intensity, and barometric pressure. Create custom alerts to be notified when critical conditions change so you can identify emerging risks and know when to take action.

All perks occur after the offering is completed.

The 10% StartEngine Owners' Bonus

Flash Scientific Technology Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.10 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Flash Scientific Technology Inc. is a lightning prediction software that correctly predicts the most critical first strike from a thunderstorm with an accuracy of 96% or greater with the variance being the season the thunderstorms are occurring in. The present software can predict where lightning will form in the atmosphere and then further predict where it will strike the earth in a 1 to 2-mile radius (lightning branches out once formed - so we predict the "strike zone") with the caveat that on rare occasions (0.4% of the time) lightning will strike outside the 1-2 mile radius. The lead time on predictions is between 15 to 25 minutes in advance. Other companies detect only when it comes to lightning meaning they miss the all-important first strike. Flash Scientific Technology Inc. is one of the first that actually predicts the first lightning strike to occur before any storms have developed.

We intend to pursue a software as a service (SaaS) sales model through the mechanism of an application programming interface (API) and related software development toolkit (SDK). We will be targeting three large industries: aviation, insurance, and fire mitigation. Aviation's largest cost is fuel and our technology will enable airlines to land their planes safely faster and also allow them to depart affected airports sooner, minimizing delays. The insurance industry loses 50 billion dollars a year to lightning-related losses, and we can mitigate those losses through integration in smart home devices. Finally, we will use our lead time on first strikes to allow fire personnel to reach wildfires caused by lightning sooner and thereby mitigate losses due to wildfire. At Flash Scientific Technology Inc., we envision a time when every smartphone (or Internet of Things device) in the world may warn its holder of impending danger from lightning.

Competitors and Industry

With its proprietory algorithm, Flash Scientific Technology Inc. is the first to focus excusively on lightning prediction versus just detection, and therefore, direct competition will not initially exist. The closest competion will be those companies offering lightning detection services.

These come in two forms, the first being a grid of lightning detection sensors across the world which is utilized by the two biggest companies, Earth Networks and Vaisala. These companies offer a wide variety of other weather products crossing various sectors, lightning detection being just one of those.

The other form includes individual lightning detection sensors which are installed to cover a 1 to 5 mile radius. ThorGuard is the largest player in this field but also includes hundreds of other smaller entities. Again, these are all detection companies and offer very limited if any predictictive capabilities. The predictive capabilties they do offer is for charge buildup, which may or may not lead to lightning therefore creating larger false alarm rates.

Current Stage and Roadmap

Current Stage

Flash Scientific Technology Inc. ("FLASH") currently has a small team of three career meteorologists and programmers working on development and a board of advisors. FLASH has a working prototype based on the patented algorithm that successfully predicts both the start and end of lightning. Users can input a desired location and start date and time to see predicted lightning. Capability also exists to see historical data cases for prominent lightning strike events.

Roadmap

The next steps will entail converting this prototype to a more finalized product to include an app and tailored software solutions for major industries. This will entail producing products for sectors, such as aviation and insurance, that specifically meet their needs for lightning prediction. This is expected to be completed by the 2nd quarter of 2021. FLASH is targeting to win 3 or more customers by the 3rd quarter of 2021.

The Team

Officers and Directors

Name: Jason Deese

Jason Deese's current primary role is with National Weather Service. Jason Deese currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and President
  Dates of Service: August 14, 2020 - Present
  Responsibilities: Oversight of all company decisions and financials. The board will decide when compensation will be rendered for services.

Other business experience in the past three years:

- **Employer:** National Weather Service
  Title: Lead Meteorologist
  Dates of Service: September 20, 1999 - Present
  Responsibilities: Forecasting weather for North and Central Georgia including issuing hazardous weather warnings.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk

factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a lighting prediction software. Our revenues are therefore dependent upon the market for lighting prediction software.

We may never have an operational product or service

It is possible that there may never be an operational technology or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our technology. Delays or cost overruns in the development of our technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Flash Scientific Technology Inc. was formed on August 14, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Flash Scientific Technology Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that lightning prediction software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Insurance Risk

If the company were unable to obtain insurance on commercially reasonable terms, any uninsured casualty could result in a material adverse changes to our financial condition.

Weather Prediction

Weather prediction, and lightning prediction in particular, are both inherently imprecise and risky activities. The company may be subject to litigation or action by a regulator related to a prediction (or failure to predict) a weather event in the manner expected. Such litigation or regulatory action may have a material adverse effect on the company's financial condition and ability to function as a going concern.

Technology

The company is heavily reliant on the patented technology developed by its founder. This technology is subject to obsoleteness, and there can be no guarantee that that the company will be able to maintain its technological capabilities over time.

COVID-19 / Key Person Risk

The company is heavily reliant on its founder and the patented technology he has developed. If our founder were incapacitated or otherwise unable to work for the company his absence would likely lead to a material adverse affect on our financial condition. More broadly, global conditions related to the COVID-19 pandemic may reduce the level of business activity, and in new company development in particular, thereby hindering the ability of the company to function and leadning to a material adverse affect on its financial condition.

We are an early stage company with a limited operating history.

Our company was formed on August 14, 2020. Accordingly, we have a limited history upon which an investor can evaluate our performance and future prospects. The company has a short history, few customers, and effectively no revenue. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in our markets, difficulty in managing our growth and the entry of competitors into the market. We have incurred net losses to date and, because our platform is not yet operational, our financial statements do not reflect any operating revenues. We cannot assure you that we will be profitable in the foreseeable future or generate sufficient profits to pay dividends to the holders of the shares.

Demand for our product and services may not grow due to factors beyond our control.

. Demand for a service offering the prediction of location and timing of lightning strikes may not be sufficiently strong to support the operations and continued growth of the company. For example, end-users may find that the costs and efforts required to implement the lighting prediction system outweigh the benefits of the system, resulting in decreased future demand for the product. Furthermore, competitors or government agencies, such as the United States National Oceanic & Atmospheric Administration, may create similar models and offer similar services for a lower cost, resulting in decreased demand for our services.

If we cannot raise sufficient funds we will not succeed.
We are offering Non-Voting Common Stock in the amount of up to $1,070,000.00 and may close on any investments that are made. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to our business or prospects or the broader economy, we may not survive. If we manage to raise only a minimum amount of funds, we will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital and the terms of subsequent financings may adversely impact your investment
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may issue debt or equity securities to raise funds, modify our growth plans, or take some other action. Interest on debt securities could increase costs and negatively impact operating results and convertible debt securities could result in diluting your interest in the company. Issuance of preferred stock, in addition to diluting your interests in the company, may be done on terms more advantageous to those investors than to the holders of shares of Non-Voting Common Stock. If we are unable to find additional capital on favorable terms, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital could result in our performing below expectations, which could adversely impact the value of your investment.

If we are unable to hire, retain, train, and motivate qualified personnel and senior management, including Jason Deese, one of our founders, and deploy our personnel and resources to meet customer demand around the world, our business could suffer.
Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the continued contributions and customer relationships of our management and particularly on the services of Jason Deese, our Founder. Mr. Deese developed the algorithm for the prediction of lighting. We believe that Mr. Deese's knowledge of the technology would be difficult to replace. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements, could result in a decline in sales, delays in product development, and harm to our business and operations.

We are dependent on our information systems which may be vulnerable to cyber-attacks or other events.
Our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber-attacks, vandalism, catastrophic events and human error.

Failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business.

Our success and ability to compete depends in part on our ability to protect proprietary methods and technologies that we develop under a combination of patent and other intellectual property and proprietary rights in the United States and other jurisdictions outside the United States so that we can prevent others from using our inventions and proprietary information and technology. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us in every country in which our platforms or services are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology. Additionally, we use a combination of trademarks, domain names and other measures to protect our intellectual property. We believe that our trademarks and domain names play an important role in protecting our brand name and marketing of our services. We have registered our trademarks and domain names that we currently use in the United States. We may be subject to claims by other parties asserting interests in such trademarks and domain names or infringement of their intellectual property rights. In addition, our business is subject to the risk of third parties infringing our trademarks. We may not always be successful in securing protection for, or stopping infringements of, our trademarks and we may need to resort to litigation in the future to enforce our rights in this regard. Any such litigation could result in significant costs and a diversion of resources. We may not have the funds to adequately protect our intellectual property rights, which may undermine the credibility of our intellectual property, reducing our ability to enter into sub-licenses and weakening our attempts to prevent competitors from entering the market.

If we do not successfully develop and deploy new technologies to address the needs of our customers, our business and results of operations could suffer.

We will spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet our customers' and potential customers' needs. There is no assurance that our enhancements to our platforms or our new product features or capabilities will be compelling to our customers or gain market acceptance. If our research and development investments do not accurately anticipate customer demand or if we fail to develop our platforms in a manner that satisfies customer preferences in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our platforms. The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platforms obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new platforms, features, or capabilities. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new platforms or new features and capabilities to our existing platforms may require substantial investment, and we have no assurance that such investments will be successful.

We may not have enough funds to sustain the business until it becomes profitable.
Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Shares of Non-voting Common Stock only convert into voting Common Stock in limited circumstances, which may not occur, and Investors should be prepared to hold shares of Non-voting Common Stock indefinitely.
Shares of Non-voting Common Stock convert automatically and solely upon the closing of an initial public offering of voting Common Stock or the merger of the company into another entity. We cannot assure you that either of these events will occur and as a result, investors should expect to hold shares of Non-voting Common Stock indefinitely.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
We may request the escrow agent to disburse offering funds to us at any time. At that point, investors whose subscription agreements have been accepted will become our stockholders. In light of our early stage of development, our business is likely to change significantly during the offering period. We will file supplements to our Offering Circular reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our stockholders and will have no such right.

This investment is illiquid
There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience

or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act of 1934, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Securities Exchange Act of 1943, as amended (the "Exchange Act"), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We depend on computing infrastructure operated by Amazon Web Services ("AWS") and other third parties and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.

. We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS, in order to host or operate some or all of certain key platform features or functions of our business, including our cloud-based data and algorithm. Additionally, we rely on hardware already in place, such as radar, in order to deliver our platforms and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our platforms become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

If any of the systems of any third parties upon which we rely or our internal systems, are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our platforms and services may be harmed, and we may lose business and incur losses or liabilities.

Our success depends in part on our ability to provide effective data security protection in connection with our platforms and services, and we rely on information technology networks and systems to securely store, transmit, index, and otherwise process electronic information. Because our platforms and services are used to store, transmit, index, or otherwise process and analyze large data sets that often contain proprietary, confidential, and/or sensitive information, we are perceived as an attractive target for attacks by computer hackers or others seeking unauthorized access, and we face threats of unintended exposure, exfiltration, alteration, deletion, or loss of data. Additionally, because many of our customers use our platforms to store, transmit, and otherwise process proprietary, confidential, or sensitive information, and complete mission critical tasks, they have a lower risk tolerance for security vulnerabilities in our platforms and services than for vulnerabilities in other, less critical, software products and services. We, and the third-party vendors upon which we rely, may in the future experience, cybersecurity threats, including threats or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. Our and our third-party vendors' technology systems may be damaged or compromised by malicious events, such as cyberattacks (including computer viruses, malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threats can employ a wide variety of methods and techniques, which may include the use of social engineering techniques, are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures. Further, unauthorized access to our or our third-party vendors' information technology systems or data or other security breaches could result in the loss of information; significant remediation costs; litigation, disputes, regulatory action, or investigations that could result in damages, material fines, and penalties; indemnity obligations; interruptions in the operation of our business, including our ability to provide new product features, new platforms, or services to our customers; damage to our operation technology networks and information technology systems; and other liabilities. Moreover, our remediation efforts may not be successful. Any or all of these issues, or the perception that any of them have occurred, could negatively affect our ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder our ability to obtain and maintain required or desirable cybersecurity certifications, and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition, and future prospects. There can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

We expect to derive significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We intend to derive a significant portion of our revenue from contracts with federal, state, local, and foreign governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. Our perceived relationship with the U.S. government could adversely affect our business prospects in certain non-U.S. geographies or with certain non-U.S. governments. Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers rights, many of which are not typically found in commercial contracts. Accordingly, our business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including, but not limited to: • Changes in fiscal or contracting policies or decreases in available government funding; • Changes in government programs or applicable requirements; • Restrictions in the grant of personnel security clearances to our employees; • Ability to maintain facility clearances required to perform on classified contracts for U.S. federal government agencies; • Changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding; • Changes in the government's attitude towards the capabilities that we offer, especially in the areas of national defense; • Changes in the government's attitude towards us as a company or our platforms as viable or acceptable software solutions; • Appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government; • The adoption of new laws or regulations or changes to existing laws or regulations; • Budgetary constraints, including automatic reductions as a result of "sequestration" or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies; • Influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers; • Changes in political or social attitudes with respect to security or data privacy issues; • Potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics, such as the recent coronavirus outbreak; and • Increased or unexpected costs or unanticipated delays caused by other factors outside of our control. Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from purchasing our platforms and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition, and growth prospects.

Issues in the use of artificial intelligence ("AI"), (including machine learning) in our platforms may result in reputational harm or liability.

AI is enabled by or integrated into our platform and is a significant element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, such as by inaccurately predicting a lighting strike, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. An end-user's reliance on a false-negative prediction of lighting strike could result in injury or death and harm to property, resulting in potential legal liability and brand or reputational harm.

The recent global COVID-19 outbreak could affect our business and operations.

The outbreak of the novel coronavirus and the COVID-19 disease that it causes has evolved into a global pandemic. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus. The COVID-19 pandemic has also created many negative headwinds that present risks to our business and results of operations. For example, the COVID-19 pandemic has generally disrupted the operations of our prospective customers, and may continue to disrupt their operations, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets or other harm to their business and financial results, which could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. We do not yet know the net impact of the COVID-19 pandemic on our business and cannot guarantee that it will not be materially negative. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we have adopted may create operational and other challenges, any of which could harm our business and results of operations.

We intend to have contracts with governments that involve classified programs, which may limit investor insight into portions of our business.

We may derive a portion of our revenue from programs with governments and government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, or programs or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide specific information about these classified programs, their risks, or any disputes or claims relating to such programs. As a result, investors would have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business or our business overall.

Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments.

As a government contractor, we will have to comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to audits and internal investigations which may prove costly to our business financially, divert management time, or limit our ability to continue selling our platforms and services to our government customers. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could adversely impact, and could have a material adverse effect on, our business, results of operations, financial condition, public perception, and growth prospects.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jason Deese	78,000,000	Common Stock	76.85

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, Preferred Stock, and Series Seed Preferred . As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,700,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 101,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 20,000,000 of shares to be issued pursuant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Preferred Stock

The amount of security authorized is 40,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

The Board of Directors of the Corporation is expressly authorized to provide, out of up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders.

Series Seed Preferred

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

Each share of Series Seed Preferred is convertible into Non-Voting Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation or any deemed liquidation event, the holders of shares of the Series Seed Preferred must be paid out before any holders of Common Stock.

Dividends on the Common Stock and the Series Seed Preferred are issued on a pari-passu basis.

Series Seed Preferred shareholders are required to give the corporation a right of first refusal to purchase all or any portion of transfer stock.

Series Seed Preferred is subject to drag-along rights.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $8.00
  Number of Securities Sold: 80,000,000
  Use of proceeds: Formation
  Date: September 01, 2020
  Offering exemption relied upon: NA

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $178,000.00
  Number of Securities Sold: 3,560,000
  Use of proceeds: This raise is currently on-going.
  Date: September 17, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.15
  Number of Securities Sold: 1,500,000
  Use of proceeds: General Corporate Purposes

Date: November 09, 2020
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Flash Scientific Technology Inc. operates a software as a service model and its founder has already spent years developing and patenting an already functional technology for lightning prediction. Because of its limited plant, inventory and net working capital requirements, respectively, we are cautiously optimistic the company could operate for not less than one year, and potentially two years, in the absence of revenue, based on otherwise controllable expenditures related to staffing and (enterprise) customer acquisition.

Foreseeable major expenses based on projections:

We are cautiously optimistic that our major expenses will relate to staffing cost, enterprise customer acquisition, and limited software development. Software development is expected to relate to implementation of development sandbox and an Application Programming Interface. Cloud infrastructure would also be a major expense, though more likely one tied to revenue generation and expressed as a cost of service/cost of goods sold.

Future operational challenges:

Expected operational challenges are sandbox and Application Programming Interface development, office setup, roll-out of key enterprise sales strategy with related staffing, and setup of limited office space in WeWorks.

Future challenges related to capital resources:

The most expensive part of the technological development and patent work have already been absorbed by the founder directly and the intellectual property has been contributed to the company. The future capital resource challenges therefore relate now primarily to the timing and cost of acquiring lage enterprise customers, and the maintenance of the company burn rate until such time as revenue begins.

Future milestones and events:

Flash Scientific Technology Inc. will be securing letters of intent announcements with one or more enterprise customers. This will coincide with the launch of developer sandbox and an Application Programming Interface that will allow for tailroed demonstrations to prospective customers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has been completely bootstrapped up to this point. $50k in personal capital has been set aside for continued funding of the company until investment proceeds become availiable. Also, $20K in credit is available through a combination of credit cards and loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Approximately 1 year based on an aggressive burn rate estimate that includes research and development, and marketing and customer aquisition. During this time, we would expect to acquire customers and to become self sustaining/internally financed.

How long will you be able to operate the company if you raise your maximum funding goal?

Approximately 2 years based on an aggressive burn rate estimate that includes research and development, and marketing and custmer aquistion. During this time, we would expect to acquire customers and to become self sustaining/internally financed.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Based on the success of the campaign, we anticipate doing a Series A raise in 2022.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,150,000.00

Valuation Details:

Management valued the company based on its internal estimates of the net present value of its projected future cash flows over the next three years, plus an assumption of the terminal value of the company's cash flows. We then further applied a discount for the risk associated with this early stage asset class. We applied this additional discount out of an abundance of caution to reflect the broad statistical reality that startups experience high fail rates, independent of management's best efforts to perform internal forecasts. We believe the traditional assumption is a 90% fail rate, here we applied a lower 86% fail rate assumption because Flash already has a patented technology assigned to the company and a related working prototype.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Research & Development*
  30.0%
  Build out of our Application Programming Interface (API), SmartPhone App for both iOS and Android, respectively, and a Software Development Kit (SDK).

- *Company Employment*
  30.0%
  Full time employment for the founder as well as key technical development and sales staff.

- *Marketing*
  18.0%
  Promotional spend targeted toward customer acquisition and awareness

- *Operations*
  18.5%
  Small office and basic IT infrastructure

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  30.0%
  Build out of our Application Programming Interface (API), SmartPhone App for both iOS and Android, respectively, and a Software Development Kit (SDK).

- *Company Employment*
  30.0%
  Full time employment for the founder as well as key technical development and sales staff. The increase will come primarily in the form of additional sales team members to more rapidly infiltrate the market.

- *Marketing*
  18.0%
  Promotional spend targeted toward customer acquisition and awareness

- *Operations*
  18.5%
  Small office and basic IT infrastructure

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.flash.technology (https://flash.technology/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flash

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Flash Scientific Technology Inc.

[See attached]

FLASH SCIENTIFIC TECHNOLOGY INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AUGUST 14, 2020

Together with
Independent Accountants' Review Report

Flash Scientific Technology, Inc.
Index to Financial Statements
(unaudited)

dbbmckennon

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders and Management
Flash Scientific Technology, Inc.
Palmetto, Georgia

We have reviewed the accompanying financial statements of Flash Scientific Technology, Inc. (the "Company") a Delaware corporation, which comprise the balance sheet as of August 14, 2020, and the related statements of operations, stockholders' equity, and cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is newly formed and has not yet commenced planned principal operations nor generated revenues or profits since Inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

Newport Beach, California
December 2, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

FLASH SCIENTIFIC TECHNOLOGY, INC.
BALANCE SHEET
AS OF AUGUST 14, 2020
(unaudited)

Assets		
Current assets:		
Cash	$	-
Total assets	$	-
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	-
Total liabilities		-
Commitments and contingencies (Note 3)		-
Stockholders' Equity:		
Preferred stock, $0.0000001 par value, 50,000,000 authorized, none outstanding at August 14, 2020		-
Common stock - voting, $0.0000001 par value, 200,000,000 authorized, 80,000,000 outstanding at August 14, 2020		8
Common stock - nonvoting, $0.0000001 par value, 50,000,000 authorized, none outstanding at August 14, 2020		-
Subscription receivable		(78)
Additional paid-in capital		70
Retained Earnings		-
Total stockholders' equity		-
Total liabilities and stockholders' equity	$	-

See accompanying notes to the financial statements and independent accountants' review report

FLASH SCIENTIFIC TECHNOLOGY, INC.
STATEMENT OF OPERATIONS
AS OF AUGUST 14, 2020
(unaudited)

Revenues	$	-
Operating Expenses:		
General and administrative		-
Total operating expenses		-
Net income	$	-

FLASH SCIENTIFIC TECHNOLOGY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
AS OF AUGUST 14, 2020
(unaudited)

	Preferred Stock		Common Stock – Voting		Common Stock – Non-Voting					
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Retained Earnings	Total Stockholders' Equity
Inception	-	-	-	-	-	-	-	-	-	-
Founder shares	-	-	80,000,000	8	-	-	70	(78)	-	-
August 14, 2020	-	$ -	80,000,000	$ 8	-	$ -	$ 70	$ (78)	$ -	$ -

See accompanying notes to the financial statements and independent accountants' review report

4

FLASH SCIENTIFIC TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
AS OF AUGUST 14, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	-
Net cash provided by operating activities		-
Change in cash and cash equivalents		-
Cash and cash equivalents, inception		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to the financial statements and independent accountants' review report

NOTE 1 – NATURE OF OPERATIONS

Flash Scientific Technology, Inc. was formed on August 14, 2020 ("Inception") in the State of Delaware. The financial statements of Flash Scientific Technology, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palmetto, GA

The Company was formed to deploy technology that is intended to predict the location of lighting strikes in certain geographical locations. The Company plans to partner with strategic customers who would benefit from lightning strike warnings.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has incurred net losses and has no working capital. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company's operations through contributions or advances from related parties, and security offerings. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 14, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from services provided related to the Company's technology. In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not generated any revenues.

Stock Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Risks and Uncertainties
The Company's operations are subject to compliance with new laws and regulations. Significant changes to regulations governing the way the Company plans to derive revenues could impact the company negatively. Technological advancements and updates could make the Company's technology obsolete or less efficient than competing technologies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Voting Common Stock
We have authorized the issuance of 200,000,000 shares of Voting Common Stock, par value $0.0000001. As of August 14, 2020, there were 80,000,000 shares of Voting Common Stock issued and outstanding to founders.

The holders of outstanding Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders.

Non-Voting Common Stock
We have authorized the issuance of 50,000,000 shares of Non-Voting Common Stock, par value $0.0000001. As of August 14, 2020, there were no shares of Voting Common Stock issued and outstanding.

Preferred Stock
We have authorized the issuance of 50,000,000 shares of Preferred Stock, par value $0.0000001. As of August 14, 2020, there were no shares of Preferred Stock issued and outstanding.

The Board of Directors are authorized up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock without consent or vote of the Corporation's shareholders.

Series Seed Preferred Stock
As of August 14, 2020, 10,000,000 shares of Preferred Stock were hereby designated as Series Seed Preferred Stock. No shares of Series Seed Preferred Stock were issued and outstanding as of this date.

Each share of Series Seed Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred by the Conversion Price for that series of Series Seed Preferred in effect at the time of conversion. No fractional shares of Non-Voting Common Stock will be issued upon conversion of the Series Seed Preferred.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to August 14, 2020, the Company has issued an additional 1,500,000 shares of Voting Common Stock.

The Company has evaluated subsequent events that occurred after August 14, 2020 through December 2, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Flash Scientific Technology Inc.

Lightning Prediction Technology

FLASH
LIGHTNING PREDICTION TECHNOLOGY





Website Palmetto, GA TECHNOLOGY SOFTWARE & SERVICES

Flash is a newly patented weather intelligence system developed to predict lightning strikes with the utmost accuracy, and has the potential to save millions of lives and billions of dollars.

$347,758 raised

268 Investors	$10.2M Valuation
$0.10 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 2 | Comments | Follow

Reasons to Invest

- Flash has a patented, working prototype with the unique ability to predict lightning with 15-25 minutes of lead time, 96.5% accuracy in summer and 99.6% accuracy in other seasons. The company can predict the first strike before a storm and the last strike from an active storm.
- Over 4,000 people die per year due to lightning in 24 countries and lightning losses for the US economy are approaching $6-7 billion per year, affecting thirty percent of US businesses
- The Flash team is made up of research meteorologists with a combined 30 years in lightning research, and industry experts representing the largest potential markets for monetary gain, namely the aviation, insurance, and public

Rewards

Get rewarded for investing more in[t]
Scientific Technology Inc.:

$100+

Investment

StartEngine Owner's Bo[r]

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progr[a]
please see the Offering Summary section below.

potential markets for monetary gain, namely the aviation, insurance, and public safety sectors.

OVERVIEW

Weather analytics designed to save lives

Founder, Jason Deese, has witnessed countless weather-related tragedies during his 25 year public service career as a meteorologist at NOAA (the National Oceanic and Atmospheric Association). The powerlessness he felt in these moments fueled his desire to make a difference. Deese set out to create an algorithm that could predict when lightning would strike, providing invaluable lead time for those in harm's way to seek shelter. The algorithm was tested and refined on over 3,000 storms spanning multiple seasons and environments, resulting in up to a 99% accuracy rate. This success prompted Jason to apply for a patent which was issued in September of 2019 and assigned to the company in October of 2020.



Current Top 3 Markets

Aviation	Public Safety	Insurance
$3.1B	2.1%	$5B
U.S. Fuel Costs/Month (Pre-Covid-19)	Outdoor Rec. Portion Of U.S. GDP	Insurance Losses/Year



Super Early Bird

Next 72 hours | 10% bonus shares

1 days 18 hours 56 min

$500+

Investment

Tier 1

($500+) Indoor Thermometer- Gov bluetooth thermometer with smar humidity sensor and notification a

$1,000+

Investment

Tier 2

($1000+) Wx Globe- MoHar storm g globe that allows you to be your ov weather forecaster. The transpare crystals will form different shapes according to the temperature and weather.

$2,500+

Investment

Tier 3

($2,500+) Wx radio- Solar hand cra emergency weather radio with NO Weather alerts, flashlight, reading and cellphone charger.

$5,000+

Investment

Tier 4

($5,000+) Designer Barometer/Thermometer- Designe weather piece suitable for any fine library, upscale restaurant or scho temperature (in °F and °C), barom pressure (hpa and mmHg) and hu (%).


(Pre Covid-19)
40%
Of Delays Are Caused By Thunderstorms
U.S. GDP
10K
State Parks
15K
Golf Courses
11% ↑
Avg. Cost Per Claim From '17-'19 Due To Lightning

Flash's story is one of triumph in one of the last frontiers in weather forecasting, with a solution that puts the power in our hands and allows us to protect the people and the things about which we care the most.


ITS TIME TO PUT
The Power Back In Our Hands

THE PROBLEM

Lightning is responsible for thousands of fatalities per year, as well as major economic losses

Over 4,000 people die per year due to lightning in 24 countries (Source), and in 2019, more than $900 million in lightning claims were paid out to nearly 77,000 policyholders (Source). Lightning losses for the US economy are approaching $6-7 billion per year, affecting thirty percent of US businesses (Source).

$15,000+

Investment

Tier 5

($15,000+) Wx Station- Monitor hyperlocal weather conditions in y own backyard anytime from anywl with AcuRite atlas, keeping you connected to your changing environment.

$25,000+

Investment

Tier 6

($25,000+) Deluxe Wx Station w/ Re Monitoring- Atlas Weather Station provides you with UV index, tempe humidity, wind speed, wind direct rainfall, light intensity, and barom pressure. Create custom alerts to l notified whe



Lightning Kills

4,000+
People A Year

U.S. Economy
Lightning Losses

$6-7B
Per Year



Lightning Claims Paid

$900M
To Nearly 77,000
Policy Holders

30%
Of U.S.
Businesses
Are Affected

Incidents of lightning delaying aircraft take off costs airlines billions, with the current cost to air carrier operators for an hour of delay due to the weather ranging from about $1,400 to $4,500 per aircraft (Source).



Air Carrier
Operators Lose

$1,000-$4,500
Per Aircraft
Per Hour Of Delay

Lightning frequency is predicted to possibly increase by 50% through the year 2100, due to climate change (Source), and recent studies indicate that each degree Celsius of global temperature increase will result in 12% higher incidence of lightning (Source).



Through 2100, Lightning Frequency Is Predicted To Increase

50%

Every Degree Global The Temperature Rises Will Cause A

20% Increase

THE SOLUTION

Weather intelligence that predicts lightning strikes with up to 99% accuracy

At Flash, we have patented an algorithm, and a working prototype implementing that algorithm, that predicts the first and last lightning strike with origin accuracy. Our algorithm has been tested and proven on 3,000+ storms of all types, during all months of the year, in all different geographic locations, including elevated terrain. As a result, our customers have defined our accuracy to be up to 99.6%.

This means that we know where the lightning starts in the clouds within a tenth of a mile, and then can predict the 1-2 mile radius down on the ground where the

lightning is expected to strike as it branches out and then strikes.


PREDICTING
First & Last
Lightning Strikes
WITH
99% ACCURACY
Key Information
Hardware Needed
None
Prediction Lead Time
5-25
Minutes
Monitoring Radius
Unlimited

** Product is a working prototype and not currently available on the market*

THE MARKET

Weather is a multibillion dollar industry

The entire weather industry is worth $6 billion (Source), and $3 trillion dollars of the US economy is made up of weather sensitive industries (Source).





Current Top 3 Markets

Aviation

$3.1B
U.S. Fuel Costs/Month (Pre Covid-19)

40%
Of Delays Are Caused By Thunderstorms

Public Safety

2.1%
Outdoor Rec. Portion Of U.S. GDP

10K
State Parks

15K
Golf Courses

Insurance

$5B
Insurance Losses/Year

11% ↑
Avg. Cost Per Claim From '17-'19 Due To Lightning

(Source 1, Source 2, Source 3, Source 4, Source 5)

Additional Potential Markets

- ⚡ **Airports**
  - ⚡ **Commercial Aviation**
  - ⚡ **Private Aviation**
- ⚡ Amusement Parks
- ⚡ Business Equipment
- ⚡ **Apps**
- ⚡ Construction
- ⚡ Cruise Ship Industry
- ⚡ Fairs

- ⚡ NASCAR
- ⚡ Recreational Boating
- ⚡ Schools/Universities
- ⚡ Sports Stadiums/NFL
- ⚡ Swimming Pools
- ⚡ Tennis Complexes
- ⚡ Utilities
- ⚡ **U.S. Government**
  - ⚡ **Air Traffic Control**

- ⚡ Fishing Industry
- ⚡ Golf Courses/PGA
- ⚡ Hotel Industry
- ⚡ Insurance Industry
- ⚡ Large Events/Functions

- ⚡ Dept. Of Transportation
- ⚡ Emergency Management
- ⚡ Military Agencies
- ⚡ State Agencies

OUR TRACTION

A patented algorithm and connections with major airlines, enterprises and SMBs

In September 2019, USPTO granted us a patent for our product. Since then, we have developed and tested our algorithm, and have become incorporated.

We have relationships and have had initial conversations with the following companies:

- SouthWest Airlines
- Spirit Airlines
- NetJets
- Atlanta Hartsfield Airport Authority
- Raleigh Durham Airport Authority
- Elbit Defense Systems
- Georgia Emergency Management Agency
- Tennessee Parks and Rec Authority
- Georgia Power

WHAT WE DO

Saving lives and economies with advanced weather analytics

Flash provides weather predictive analytics through the power of its algorithmic insights and the availability of both elastic computing, and big data. The company uses these tools together to accurately predict the first and last strike of lightning from a storm. Just as satellites allow for hurricane tracking and doppler radar allows for tornado detection, FLASH accurately predicts when lightning may occur and when it could be a threat to our safety.



THE BUSINESS MODEL

Focused on targeting three major sectors: aviation, insurance and public safety

Our sales model will follow a three track approach initially focusing on the three largest potential sectors: Aviation, Insurance, and Public Safety. In addition to revenue, these initial customers are expected to supply valuable proof of market acceptance that may lead to inclusion of the API services into smartphone, wearable technologies, smart appliances, and other IoT implementations.


Gillette
STADIUM
VISA
Focus On Three Largest Sectors
Aviation
Public
Insurance

Safety

HOW WE ARE DIFFERENT

Our one-of-a-kind weather intelligence does what no hardware system has before

Other companies claim prediction, but they are simply taking lightning that has already occurred and extrapolating out its future location with more or less accuracy. We believe that FLASH is the first company to actually predict the first lightning strike to occur, with 15 to 25 minutes lead time, before any lightning storms have developed. Unlike other companies before us, Flash uses new and innovative weather intelligence technology, rather than hardware.


Other Lightning Networks Only Show Observed Strikes
Meaning They Miss The First Strike 100% Of The Time

	Flash	Earth Networks	Thor Guard	AccuWeather	The Weather Co.
Prediction	✓	X	X	X	X
Real Lead Times	✓	X	X	X	X